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OUR FILE NUMBER
880,925-0032

July 11, 2016

WRITER'S DIRECT DIAL
(650) 473-2631

WRITER'S E-MAIL ADDRESS
dmakarechian@omm.com

Mr. Nicholas P. Panos
Special Senior Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: Ultratech, Inc.
        Definitive Additional Soliciting Materials
        Filed on June 22nd, June 29th and July 5th
        File No. 000-22248

Dear Mr. Panos:

On behalf of our client, Ultratech, Inc. ("Ultratech"), we are providing the following responses to the comments of the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") set forth in your letter, dated July 7, 2016, with respect to the filing referenced above.

This letter is being filed electronically via the EDGAR system today.

For the Staff's convenience, the text of the Staff's comments is set forth below in bold, followed in each case by Ultratech's response.

1. Each statement or assertion of opinion or belief made in your filing must be characterized as such and be supported by a reasonable basis that is self-evident disclosed in the materials, or provided to the staff on a supplemental basis. In addition, the statements made also should be factually correct in order to comply with Rule 14a-9. Please provide supplemental support for the following statements or file a communication that retracts or corrects the following statements:

- **that Ms. Infante "has had a problematic history at numerous other public traded companies." Please provide objective support to show how Ms. Infante's role as a director contributed to the stock decline of "approximately 59% and 30%" for the two companies referenced in your filings.**

Response:

We respectfully note the Staff's comment. Ultratech has not asserted in any of its Definitive Additional Soliciting Materials that Ms. Infante herself caused the stock declines at Liquidity Services, Inc. ("Liquidity") and Sonus Networks, Inc. ("Sonus"), two public companies on which she serves on the board of directors, but only that she held a leadership and oversight role at companies that experienced significant stock declines during her period of service, and as such, her history with those companies is "problematic." The Staff is further advised of the following information, which objectively supports Ultratech's assertions regarding Ms. Infante in its Definitive Additional Soliciting Materials:

- Ms. Infante served as a member of the board of directors of each of Liquidity and Sonus.

- According to Liquidity's proxy statement for its 2016 annual meeting of stockholders, the members of Liquidity's board are responsible for "oversee[ing] the management of the Company and its business... the Company's long-term strategic plan and business unit initiatives at least annually".

- Similarly, according to Sonus' proxy statement for its 2016 annual meeting of stockholders, "independent directors [such as Ms. Infante] exercise oversight of the Company's management and key issues related to strategy..." and that Ms. Infante was appointed to the board on the basis of "extensive operational expertise and experience in engineering, sales, and marketing."

- The Liquidity board met seven times in 2015 and the Sonus board met 13 times during 2015 providing Ms. Infante ample opportunity to oversee and thereby influence the companies' management and strategy and business units (in the case of Liquidity).

- However, in light of the Staff's comment, Ultratech will commit going forward to only describing the factual history of Ms. Infante at these companies and will commit to not use the word "problematic" in this connection.

- **that "[e]ach of Dr. Black and Ms. Infante has piloted several companies into bankruptcy." The statement asserts that each person not only has been associated with multiple bankruptcies while serving in a leadership position, but also implies that each shared some professional responsibility for the bankruptcies to have occurred. No factual support has been offered in support of this implication, however, and only one company has been identified for each nominee as a purported example. Please provide other factual examples to support your statements, or revise.**

Response:

We respectfully note the Staff's comment. The Staff is supplementally advised of the following:

- Ms. Infante was a founder and purportedly directed software development for Momentum Corporation. The Staff is supplementally being provided with a copy of Ms. Infante's LinkedIn profile which describes this position. Being a "founder" and "director" implies that Ms. Infante had a leadership role in Momentum Corporation. Momentum Corporation filed for bankruptcy in 1993.

- Dr. Black was the chief executive officer of CEO of MobiWire from September 2010 to August 2011. The Staff is supplementally being provided with a copy of Dr. Black's LinkedIn profile which describes this position. MobiWire filed for bankruptcy protection in the French Courts in May 2011.

- Dr. Black appears also to have been the chief executive officer of a company called Sagem Mobile, which is reported by the Associated Press to have filed for bankruptcy in 2011. Ultratech is providing the Staff with a copy of the Associated Press article. The relationship between MobiWire and Sagem is unclear to Ultratech, including whether they are two separate entities, whether one is the successor of the other or whether it is the same entity which changed its name. In any case, Ultratech's assertion that Dr. Black piloted at least one entity into bankruptcy is objectively supported by the foregoing information.

When Ultratech asserted that the Ms. Infante and Dr. Black piloted "several" companies into bankruptcy, it was referring to Ms. Infante and Dr. Black collectively. Based on the information above, Ultratech understands that Ms. Infante and Dr. Black led at least two and possibly three entities into bankruptcy. Ultratech submits that "several" is more than one, and here there are collectively two or more bankrupt companies.

Although Ultratech believes that its statement is factually accurate and supported by objective evidence, Ultratech agrees that in future filings it will not refer to "several" bankruptcies and instead use "at least two."

- **that Dr. Paramesh Gopi was initially identified and suggested for consideration by "an independent stockholder." Please provide us with a reasonable basis for the characterization of the stockholder as "independent" and any objectively determinable support that this suggestion was in fact made by a stockholder.**

Response:

The Staff's comment is noted. We are advised by Ultratech that Dr. Gopi was the suggestion of Mr. Eric Singer of Viex Capital (formerly known as Vertex Capital Management). Ultratech is prepared to make available copies of emails between Mr. Singer and Mr. Zafiropoulo and phone records supporting that Viex suggested Dr. Gopi should the Staff require such information. Ultratech is supplementally providing the Staff with the webpage of Viex and the Shark Repellant profile of Viex/Vertex. Viex describes itself as an "activist" and "value manager". The Shark Repellant report supports the notion that Viex/Vertex is an activist investor. Neither Viex nor Mr. Singer have any relationship with Ultratech or its affiliates or management (other than as a stockholder). As such, Ultratech believes that its characterization of Viex as an "independent" stockholder is accurate and supported by objective evidence. Going forward, instead of using the term "independent stockholder", Ultratech will use the term "a stockholder who is independent (meaning independent from Ultratech's management and board of directors and not employed by Ultratech in any way)".

* * *

If you have any questions, please do not hesitate to contact the undersigned at (650) 473-2631 or dmakarechian@omm.com, or Paul S. Scrivano at (650) 566-2536 or pscrivano@omm.com.

Very truly yours,

/s/ David Makarechian

David Makarechian

cc: Warren T. Lazarow, Esq., O'Melveny & Myers LLP
Paul S. Scrivano, Esq., O'Melveny & Myers LLP
Bruce R. Wright, Ultratech, Inc.

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